UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _______________

Commission file number 0-11330

A.	Paychex, Inc. 401(k)
Incentive Retirement Plan
(Full title of the Plan)

B.	Paychex, Inc.
911 Panorama Trail South
Rochester, NY 14625
(Name and address of issuer of the securities held pursuant
to the Plan and the address of its principal executive office)

Index to Financial Statements, Schedules and Exhibits

Financial Statements	Page No.
Report of Independent Registered Public Accounting Firm	3
Statement of Net Assets Available for Benefits December 31, 2004 and 2003	4
Statement of Changes in Net Assets Available for Benefits For the Years Ended December 31, 2004 and 2003	5
Notes to Financial Statements	6-10
Schedules
Schedule of Delinquent Participant Contributions	11
Schedule of Assets (Held at End of Year)	12
Exhibits
23 – Consent of Independent Registered Public Accounting Firm	13
EX-23 Consent of Independent Public Accounting

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 14, 2005

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
(Name of Plan)

/s/ Toby Cherry
Toby Cherry
401(k) Committee Member

Report of Independent Registered Public Accounting Firm

The Plan Committee
Paychex, Inc. 401(k)
     Incentive Retirement Plan
Rochester, New York 14625

We have audited the accompanying statements of net assets available for benefits of Paychex, Inc. 401(k) Incentive Retirement Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004 and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

May 31 2005
Cleveland, Ohio

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(In Thousands)

	December 31,
	2004	2003

Assets

Investments (at fair value):
Cash	$3,845	$8,209
Paychex ESOP Stock Fund	191,042	219,084
AIM Basic Value Fund	14,550	10,749
AIM International Growth Fund	13,214	6,958
American Funds Balanced Fund	22,598	958
Dreyfus Mid Cap Index Fund	14,403	8,029
INVESCO Small Company Growth Fund	—	7,838
INVESCO Total Return Fund	—	13,514
INVESCO 500 Index Fund	21,782	15,610
Oppenheimer Capital Appreciation Fund	25,614	21,109
PIMCO Low Duration Fund	3,361	3,298
PIMCO Total Return Fund	10,925	9,452
Premier Portfolio Fund	27,290	23,228
Royce Low-Priced Stock Fund	15,496	1,631

Total investments	364,120	349,667

Participant loans receivable	9,390	8,201

Net assets available for benefits	$373,510	$357,868

See accompanying notes to financial statements.

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In Thousands)

	For the Year Ended
	December 31,
	2004	2003
Contributions:
Participant	$27,473	$23,114
Employer, net of forfeitures	7,691	6,594
Transfers from other qualified plans	9,506	4,323

Total contributions	44,670	34,031

Investment (loss)/income:
Dividend and interest income	6,099	4,240
Net realized and unrealized (depreciation)/ appreciation in fair value of investments (Note D)	(7,634)	71,737

Total investment (loss)/ income	(1,535)	75,977

Benefits paid to participants	(27,493)	(17,747)

Change in net assets available for benefits	15,642	92,261

Net assets available for benefits at beginning of year	357,868	265,607

Net assets available for benefits at end of year	$373,510	$357,868

See accompanying notes to financial statements.

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 and 2003

NOTE A. PLAN DESCRIPTION

The following brief description of the Paychex, Inc. (the “Company”) 401(k) Incentive Retirement Plan (the “Plan” or the “Paychex Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the plan document and summary plan description.

General: The Plan is a defined contribution plan qualified under Sections 401(a) of the Internal Revenue Code (the “Code”), which includes provisions under Section 401(k) allowing an eligible participant to direct the employer to contribute a portion of the participant’s compensation to the Plan on a pre-tax basis through payroll deductions. The Plan is subject to the provisions of the Employer Retirement Income Security Act of 1974 (“ERISA”).

The Plan was established on July 1, 1984 and was restated in April 2002 to include legislative developments through the Economic Growth and Tax Relief Reconciliation Act (“EGTRRA”) of 2001. As part of this restatement, the Plan was amended to operate in part as an employee stock ownership plan (the “ESOP”), which is designed to comply with Section 4975(e) and the regulations under the Internal Revenue Code. It is not currently intended that the Plan be a leveraged ESOP, although the Plan permits the ESOP to borrow money to purchase ESOP stock if the employer should so elect at some future date. At December 31, 2004 and 2003, all shares of ESOP stock are allocated to participant accounts. Under this ESOP feature, participants are able to receive dividends on their shares of Paychex stock in the form of cash or have them reinvested into the Fund.

Plan Mergers: On September 20, 2002, Paychex, Inc. acquired Advantage Payroll Services, Inc. On January 1, 2003, 593 participants of the Advantage Business Services Holdings, Inc. 401(k) Savings Plan (“Advantage Plan”) became participants in the Paychex Plan. Service time recognized under the Advantage Plan is also recognized for eligibility and vesting purposes under the Paychex Plan. Effective February 28, 2003, the Advantage Plan was merged with and into the Paychex Plan. The increase in net assets available for benefits resulting from this merger was approximately $4,323,000.

On April 1, 2003, Paychex, Inc. acquired InterPay, Inc. Effective January 2, 2004, the assets of the InterPay, Inc. 401(k) Retirement Plan (“InterPay Plan”) were merged with and into the Paychex Plan. The increase in net assets available for benefits resulting from this merger was approximately $9,506,000 and 400 InterPay Plan participants became Paychex Plan participants concurrent with the asset transfer. Service time recognized under the InterPay Plan is recognized for eligibility and vesting purposes under the Paychex Plan.

Plan Amendments: The Plan was amended twice during 2004. The first amendment changed the Plan’s treatment of certain 401(k) loan rollovers from employees of merged companies and allowed time served with a merged company to be applied to the Plan for employer match and eligibility purposes. The second amendment changed certain administrative definitions in the Plan as part of the issuance of a favorable IRS determination letter. Neither amendment had a material effect on net assets or changes in net assets available for benefits.

Plan Administration: The Plan is administered by the Paychex, Inc. 401(k) Incentive Retirement Plan Committee (the “Plan Committee”), which is appointed by the Board of Directors of the Company. The Plan’s trustee is AMVESCAP Retirement Services (“AMVESCAP”). The Bank of New York is the trustee of the Paychex ESOP Stock Fund. These parties are responsible for the custody and management of the Plan’s assets.

Eligible Employees: All new employees of the Company and its participating subsidiaries are eligible to participate in the salary deferral portion of the Plan immediately. Employees must be employed for one year in which a minimum of 1,000 hours have been worked to be eligible to receive a Company matching contribution.

Contributions: Employees may contribute, on a pre-tax basis, from 1% up to 50% of their compensation through payroll deductions in increments of 1%, subject to the limitations established by the Code. The maximum annual employee contribution to the Plan was $13,000 in 2004 and $12,000 in 2003, respectively. The Plan Committee may establish for any Plan Year a percentage limit for highly compensated employees that is less than 50%. Employees may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans. Discretionary employer contributions are equal to 50% of the first 6% an employee contributes to the Plan. The Company may elect to make an additional discretionary contribution to the Plan, but has not done so for the years ended December 31, 2004 and 2003.

Additionally, participants who are age 50 or older by the end of the calendar year are also allowed to make an additional “catch-up” contribution. This contribution was limited to $2,000 in 2003, $3,000 in 2004 and will increase by $1,000 increments each year through 2006. The “catch-up” contribution is not subject to the employer matching contribution.

Vesting: Participants are fully vested as to their elective contributions and rollover contributions as well as any earnings or losses on them. Employees are fully vested with respect to Company matching contributions upon completion of 1,000 hours of service per year for three calendar years, disability, death, or attainment of retirement age, 65. Within the ESOP, dividends received are fully vested, regardless of years of service.

Participant Accounts: The Trustee maintains an account for each participant, including participant directed allocations to each investment fund. Each participant’s account is credited with the participant’s contribution and allocations of any employer contribution and Plan earnings, less loans and withdrawals. The investments under the Plan are 100% participant-directed. Plan participants can fully diversify their portfolios by choosing from any or all investment fund choices in the Plan. Transfers in and out of investment funds, including the Paychex ESOP Stock Fund, are not restricted, with the exception of certain restricted trading periods for individuals designated as insiders as specified in the Paychex, Inc. Insider Trading Policy. The Company matching contributions follow the same fund elections as the employee compensation deferrals.

Investment Options: Upon enrollment in the Plan, a participant may direct contributions in the following investment options:

•	Paychex ESOP Stock Fund

•	AIM Basic Value Fund

•	AIM International Growth Fund

•	American Funds Balanced Fund

•	Dreyfus Mid Cap Index Fund

•	INVESCO 500 Index Fund

•	Oppenheimer Capital Appreciation Fund

•	PIMCO Low Duration Fund

•	PIMCO Total Return Fund

•	Premier Portfolio Fund

•	Royce Low-Priced Stock Fund

Participants may choose to change their investment option choices and how their contributions are allocated to each fund chosen at any time after enrolling in the Plan.

Payment of Benefits: Upon termination of service or reaching the age of retirement while still employed, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a fixed period of time.

Forfeited Accounts: Forfeited non-vested assets are used to reduce future employer contributions. Total forfeitures used to reduce employer contributions were approximately $248,000 and $264,000 for the 2004 Plan year and 2003 Plan year, respectively. Forfeited balances not yet applied to reduce employer contributions at December 31, 2004 and 2003, respectively, were not material to the financial statements.

Participant Loans Receivable: The Plan allows participants to borrow from a minimum of $1,000 up to a maximum equal to the lesser of 50% of the vested balance from their account, or $50,000 reduced by the highest outstanding loan balance in the previous twelve months. Only one loan may be outstanding at any time. The rate of interest is the prime lending rate plus 1% at the time the loan is disbursed. Payroll deductions are required to repay the principal and interest on the loan within four and one-half years, except for loans used for the purchase of a principal residence, which are required to be repaid within nine and one-half years. Participant loans are subject to a one time non-refundable loan origination fee of $75, and a $10 annual fee for the duration of the loan, which are deducted from the participant’s account.

Voting and Tender Offer Rights on ESOP Stock: Each participant in the Paychex ESOP Stock Fund is entitled to exercise voting rights on shares held in his or her account and also direct the Trustee to tender his or her shares of ESOP Stock if an offer is made to purchase such shares. If the participant does not vote or indicate his or her preference with respect to a tender offer, the Trustee will vote participants shares and unallocated shares in the same proportion as the shares for which the Trustee has received instructions.

Put Option: Under Federal income tax regulations, if ESOP stock should not be readily tradable on an established market at the time of a participant’s distribution, the Company will issue a put option to the participant. The put option allows the participant to sell ESOP stock to the Company at a price that is representative of the fair market value of the stock. If the put option is exercised with respect to ESOP stock distributed as part of a total distribution, then the Company can pay for the purchase with interest over a period not to exceed five years. If the put option is exercised with respect to an installment distribution, then the Company must pay for the purchase within thirty days of the exercise of the option.

Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting in conformity with U.S. generally accepted accounting principles.

Administrative Expenses: Administrative expenses of the Plan are paid by the Company. The Company paid approximately $257,000 and $242,000 in 2004 and 2003, respectively, in administrative expenses.

Investment Valuation and Income Recognition: Investments are stated at their approximate fair value based on quoted market prices. Participant loans receivable are valued at the principal amount, which approximates fair value.

Purchases and Sales of Securities: Purchases and sales of securities are recorded on a trade date basis. Net realized gains or losses upon the sale of investments are based on their average cost.

Dividend and Interest Income: Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits: Benefits are recorded when paid.

Contributions: Contributions from the Company are accrued for in accordance with the terms of the Plan. Participant contributions are recorded in the period the Company makes corresponding payroll deductions.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan provides for certain investments that are exposed to various risks, such as interest rate risk, credit risk, and market volatility risk. The Plan attempts to limit these risks by authorizing and offering participants a broad range of investment options that are invested in high quality securities or are offered and administered by reputable and known investment companies. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits and of changes in net assets available for benefits.

NOTE C. PARTY-IN-INTEREST TRANSACTIONS

The Plan’s holdings of Paychex, Inc. common stock qualify as a party-in-interest transaction. Also, all transactions between the Plan and AMVESCAP and the Bank of New York qualify as party-in-interest transactions. As of December 31, 2004, the Plan held 5,605,684 shares of

Paychex, Inc. common stock at a fair market value of $191,041,710. As of December 31, 2003, the Plan held 5,889,350 shares of Paychex, Inc. common stock at a fair market value of $219,083,820.

NOTE D. INVESTMENTS

The change in fair value of the Plan’s investments, including net realized and unrealized gains and losses, is as follows:

	As of and for the Year Ended
	December 31,
	(In Thousands)
	2004	2003
Paychex ESOP Stock Fund	$(17,903)	$55,030
AIM Basic Value Fund	1,357	2,415
AIM International Growth Fund	2,186	1,371
American Funds Balanced Fund	517	41
Dreyfus Mid Cap Index Fund	1,265	1,410
INVESCO Small Company Growth Fund	370	1,840
INVESCO Total Return Fund	142	1,808
INVESCO 500 Index Fund	2,133	3,331
Oppenheimer Capital Appreciation Fund	1,552	4,395
PIMCO Low Duration Fund	(13)	(11)
PIMCO Total Return Fund	(45)	25
Royce Low-Priced Stock Fund	805	82

Net realized and unrealized (depreciation)/appreciation in fair value of investments	$(7,634)	$71,737

NOTE E. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 17, 2004, stating that the Plan is qualified under Section 401(a) and Section 4975(e) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Concurrent with the receipt of the determination letter, the Plan was amended as discussed in Note A. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

(SCHEDULE H, LINE 4a – FORM 5500)

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
EIN-16-1124166
PLAN-0-40436
FOR THE YEAR ENDED DECEMBER 31, 2004

	Total Participant	Total that
	Contributions and	Constitute
	Loan Payments	Nonexempt
	Transferred Late to	Prohibited
Description of Transaction	Plan	Transactions

Late Deposit of Participant Deferrals	$9,463	$3,305

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(SCHEDULE H, LINE 4i– FORM 5500)

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
EIN-16-1124166
PLAN-0-40436
DECEMBER 31, 2004
(Dollars, Units, and Shares In Thousands)

	Description of Investment Including Maturity
Identity of Party	Date, Rate of Interest, Collateral, Par or
Involved	Maturity Value	Current Value

AMVESCAP*/Bank of New York	Cash	$3,845

AMVESCAP*/Bank of New York/Paychex, Inc. *	Paychex, Inc. Common Stock — 5,606 shares	191,042

AMVESCAP*	AIM Basic Value Fund — 449 units	14,550

AMVESCAP*	AIM International Growth Fund — 656 units	13,214

AMVESCAP*	American Funds Balanced Fund — 1,255 units	22,598

AMVESCAP*	Dreyfus Mid Cap Index Fund — 550 units	14,403

AMVESCAP*	INVESCO 500 Index Fund — 702 units	21,782

AMVESCAP*	Oppenheimer Capital Appreciation Fund — 621 units	25,614

AMVESCAP*	PIMCO Low Duration Fund — 329 units	3,361

AMVESCAP*	PIMCO Total Return Fund — 1,024 units	10,925

AMVESCAP*	Premier Portfolio Fund — 27,290 units	27,290

AMVESCAP*	Royce Low-Priced Stock Fund — 1,011 units	15,496

	Participant loans receivable**	9,390

		$373,510

*	Represents party-in-interest

**	Loans to participants have various maturity dates (interest at 5.0% to 10.5%)